SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                             Gadzoox Networks, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   362555 10 4
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                                 (CUSIP Number)


                          Carl E. Berg, Managing Member
                          Berg & Berg Enterprises, LLC
                               10050 Bandley Drive
                               Cupertino, CA 95014
                                 (408) 725-0700
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                January 24, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  362555 10 4                  13D                    Page 2 of 4 Pages

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Berg & Berg Enterprises, LLC

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) |_|
     (b) |_|

3)   SEC Use Only

4)   Source of Funds (See Instructions)
     OO

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)       |_|

6)   Citizenship or Place of Organization
     California

Number of                7) Sole Voting Power
Shares                      6,587,615
Beneficially             8) Shared Voting Power
Owned by                    0
Each                     9) Sole Dispositive Power
Reporting                   6,587,615
Person with:            10) Shared Dispositive Power
                            0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      6,587,615

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

13)   Percent of Class Represented by Amount in Row (11)
      14.37%

14)   Type of Reporting Person (See Instructions)
      OO

INTRODUCTION


This Statement constitutes the initial filing of Berg & Berg Enterprises, LLC ("BBLLC") with regard to the acquisition by BBLLC of a senior secured debenture convertible into 6,587,615 shares (the "Shares") of common stock of Gadzoox Networks, Inc. ("Gadzoox") pursuant to a debenture and security agreement dated as of January 24, 2002 (the "Agreement"). According to Gadzoox's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001, there were 39,263,819 shares of common stock, $0.005 par value per share, outstanding as of September 30, 2001.

ITEM 1     SECURITY AND ISSUER.

     The class of equity security to which this statement relates is Gadzoox's common stock, $0.005 par value per share. Gadzoox is a Delaware corporation. Gadzoox's principal executive office is located at 5850 Hellyer Avenue, San Jose, California 95138.

ITEM 2     IDENTITY AND BACKGROUND.

     (a-f) BBLLC is a California limited liability company. The principal address of BBLLC is 10050 Bandley Drive, Cupertino, California 95014. The principal business of BBLLC is investment activity.

     Carl E. Berg is the managing member of Berg & Berg Enterprises, LLC. BBLLC is owned 85% by Clyde Berg, Trustee of the 1981 Kara Ann Berg Trust and 15% by Carl E. Berg. The sole executive officer of BBLLC is Carl E. Berg, its Managing Member. Carl E. Berg and Clyde J. Berg are brothers. All of these individuals are U.S. Citizens.

     None of these individuals has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     BBLLC completed the purchase pursuant to the Agreement from its available cash.

ITEM 4.    PURPOSE OF TRANSACTION.

     The Shares were acquired for investment purposes. BBLLC does not have any plans or proposals that relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4.

     Subject to applicable legal requirements and the factors referred to below, BBLLC, or persons related to or in control of either of them, including Carl E. Berg, its managing member, may purchase from time to time in the open market or in privately negotiated transactions additional shares of Gadzoox common stock. In determining whether to purchase additional shares of Gadzoox common stock, BBLLC may consider various factors, including Gadzoox's financial condition, business and prospects, other developments concerning Gadzoox, the reaction of Gadzoox to their ownership of shares of Gadzoox common stock, price levels of Gadzoox common stock, other opportunities available to them, developments with respect to their other investments, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, BBLLC may determine to dispose of all or a portion of its shares of Gadzoox common stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) BBLLC is currently the beneficial owner of 6,587,615 shares, or 14.37% of the outstanding shares of Gadzoox common stock, including the Shares.

     (c) The transaction under the Agreement was the only transaction in Gadzoox common stock that was effected by BBLLC during the last 60 days.

     (d) The executive officer of BBLLC who is identified in Item 2 may, in his capacity as such, share voting and dispositive power with respect to shares beneficially owned by BBLLC. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Purchase Agreement, BBLLC and Gadzoox entered into the Registration Rights Agreement dated as of January 24, 2002 (the "Rights Agreement"). Under the Rights Agreement, Gadzoox proposes to register the Shares on Form S-3 within 90 days if the date of the Agreement.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     None

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2002


BERG & BERG ENTERPRISES, LLC

By:/s/ Carl E. Berg
   ---------------------------------------------------
   Carl E. Berg
   Managing Member